UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

OncoMed Pharmaceuticals, Inc.

File No. 333-181331 - CF#28449

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OncoMed Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 11, 2012, as amended.

Based on representations by OncoMed Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1(A)	through May 11, 2015
Exhibit 10.1(B)	through May 11, 2015
Exhibit 10.1(C)	through May 11, 2015
Exhibit 10.2	through May 11, 2015
Exhibit 10.2(B)	through May 11, 2015
Exhibit 10.3(A)	through May 11, 2017
Exhibit 10.3(B)	through May 11, 2017
Exhibit 10.4(A)	through May 11, 2015
Exhibit 10.4(B)	through May 11, 2015
Exhibit 10.4(C)	through May 11, 2015
Exhibit 10.4(F)	through May 11, 2015
Exhibit 10.4(I)	through May 11, 2015
Exhibit 10.20	through February 22, 2015
Exhibit 10.21	through October 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary